UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________
FORM 11-K
__________________________________________
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
or
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to

Commission File Number: 001-39289

Full title of the plan and the address of the plan, if different from that of the issuer named below:

CANO HEALTH, INC. 2021 EMPLOYEE STOCK PURCHASE PLAN

Cano Health, Inc
9725 NW 117th Avenue
Miami, FL 33178

CANO HEALTH, INC. 2021 EMPLOYEE STOCK PURCHASE PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the
Compensation Committee of the Board of Directors of
Cano Health, Inc. 2021 Employee Stock Purchase Plan

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Cano Health, Inc. 2021 Employee Stock Purchase Plan (the Plan) as of December 31, 2022 and 2021, the related statements of income and changes in plan equity for the year ended December 31, 2022 and the period from August 23, 2021 through December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Plan at December 31, 2022 and 2021, and the income and changes in its plan equity for the year ended December 31, 2022 and the period from August 23, 2021 through December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP
We have served as the Plan's auditor since 2022.
Miami, FL
April 17, 2023

Cano Health, Inc. 2021 Employee Stock Purchase Plan

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2022	December 31, 2021
Assets
Plan cash held by Cano Health, Inc.	$1,143,629	$8,322,848
Total assets	1,143,629	8,322,848

Liabilities and Equity
Excess contributions payable to participants	1,950	—
Plan equity	1,141,679	8,322,848
Total liabilities and plan equity	$1,143,629	$8,322,848

The accompanying notes are an integral part of these financial statements.

Cano Health, Inc. 2021 Employee Stock Purchase Plan

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

	Year Ended December 31,	Period from August 23, through December 31,
	2022	2021
Additions
Participant contributions	$3,028,535	$8,824,848
Total additions	3,028,535	8,824,848

Deductions
Purchase of Cano Health, Inc. common stock and distributed to Plan participants	9,907,845	—
Withdrawals	299,909	502,000
Excess contributions payable to participants	1,950	—
Total deductions	10,209,704	502,000

Changes in plan equity	(7,181,169)	8,322,848
Plan equity, beginning of year	8,322,848	—
Plan equity, end of year	$1,141,679	$8,322,848

The accompanying notes are an integral part of these financial statements.

1.    Description of the Plan

General

The following description of the Cano Health, Inc. 2021 Employee Stock Purchase Plan (the “Plan”) provides only general information. Participants should refer to the text of the Plan document and the Plan prospectus for a complete description of the Plan’s provisions. Cano Health, Inc. (the “Company”) is the Plan Sponsor.

The purpose of the Plan is to provide eligible employees of Company and its designated subsidiaries with the opportunity to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (the “Common Stock”). The Plan was approved at the Company’s special stockholders’ meeting held on June 2, 2021 and became effective on August 23, 2021. The Plan was subsequently amended on August 4, 2021 (the “First Amendment”) and December 14, 2021 (the “Second Amendment”). The Plan is administered by the Company. The Plan covers substantially all employees of the Company who are considered regular employees, who are on the Company’s payroll as of the commencement of each offering period, and whose customary employment is for more than 20 hours per week, provided that they have submitted the applicable enrollment form to their payroll location at least 15 business days prior to the forthcoming offering period (the “Participants”).

Participant Contributions

Participants may make contributions to the Plan for the purpose of purchasing shares of the Company’s Common Stock through authorized after-tax payroll deductions at a minimum contribution of 1% of their regular base salary for each pay period (“Base Salary”) and up to a maximum contribution of 75% of their Base Salary. At inception of the Plan, contributions to the Plan through payroll deductions were allowed up to a maximum contribution of 15% of their Base Salary, such maximum contribution was increased to 75% of their Base Salary in connection with the First Amendment on August 4, 2021 to the Plan.

The Company will maintain book accounts showing the amount of payroll deductions or direct contributions made by each Participant for each Plan offering period. No interest accrues or is paid on participant contributions held by the Company prior to the purchase of the Company common stock.

Withdrawals

A participant may discontinue payroll deductions and withdraw contributions at any time before the last business day of any offering period by submitting a written withdrawal form. The Participant’s withdrawal is effective as of the next business day following such written notice. Following a Participant’s withdrawal, the Company is obligated to promptly refund such Participant’s entire outstanding account balance under the Plan (after payment for any Common Stock purchased before the effective date of any such withdrawal). Partial withdrawals are not permitted. Following a Participant’s withdrawal from the Plan, such employee may not re-commence participation in the Plan during the remainder of the applicable Offering Period, but such person may enroll in the Plan in a subsequent Offering Period.

Purchase of Cano Health, Inc. common stock and distributed to Plan participants

Prior to the First amendment, the Plan established that the Plan’s offering periods began on May 1st and November 1st ("Initial Offering Date") and ended on October 31st and April 30th ("Initial Exercise Date"), respectively, and that the exercise price would be based on the lower of the closing price of a share of Common Stock on either the Initial Offering Date or the Initial Exercise Date, these provisions were amended in connection with the First Amendment.

Subsequent to the First Amendment, the offering periods begin on January 1st and July 1st ("Offering") and end on June 30th and December 31st (the "Exercise Date,” with each Offering Date through its applicable Exercise Date being the “Offering Period”) of each calendar year. Participants may elect to purchase shares at 85% of the lowest closing price of the shares of Common Stock during the Offering Period. The shares are settled and are distributed to each Participant's account by the stock transfer agent.

Participants purchased 1,519,058 shares of the Company’s Common Stock through the Plan during the year ended December 31, 2022. There were no shares purchased for the period from August 23, 2021 through December 31, 2021. Under the Plan, 3,180,942 shares were reserved for future issuance as of December 31, 2022. The original number of shares that were offered under the Plan was 4,700,000.

Excess Contributions Payable to Participants

Excess contributions payable to participants represents excess cash amounts held by the Company at the end of an Offering Period in excess of amounts needed to purchase single units of the Company's Common Stock. If the amount of a participant's contributions is not sufficient to purchase one full share at the time of each purchase of Common Stock, then the participant's contributions will be carried forward to the following Offering Period.

Plan Cash Held by Cano Health, Inc.

The Plan’s cash is maintained by the Company on behalf of the Plan. Such cash is commingled by the Company with its other operating cash accounts and corporate funds, without restriction, and as such, the Plan is an unsecured creditor of the Company with respect to cash the Company holds from time to time on behalf of Participant accounts.

Termination

The Company’s Board may terminate the Plan at any time. Upon any such termination, the Company is obligated to promptly refund all remaining cash held by the Company on behalf of the Participants’ accounts.

2.    Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("GAAP").

Recent Accounting Pronouncements

The Plan's management continuously monitors and reviews all current accounting pronouncements and standards from the Financial Accounting Standards Board and other authoritative sources of U.S. GAAP for applicability to the Plan's operations. As of December 31, 2022, there were no new pronouncements, interpretations or staff positions that had or were expected to have, including those not yet adopted, a significant impact on the financial statements of the Plan.
Administrative Expenses
All Plan administrative expenses are paid by the Company and are not reflected in the accompanying Plan financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities. Actual results could differ from those estimates.

Subsequent Events
On March 15, 2023, the Company registered 2,259,178 additional shares of its Common Stock, reserved for issuance under the Plan, pursuant to the “evergreen” provisions, which provides for an automatic increase in the number of shares reserved and available for issuance until the Plan terminates pursuant to its terms.

3.    Internal Revenue Service Status

The Plan is established under Section 423(b) of the Internal Revenue Code and is not subject to ERISA. Participants are subject to any required tax withholding by the Company on the taxable compensation earned under the Plan. Taxable compensation is determined as the difference between the discounted price paid by the Participant and the average of the high and low market price of the shares on the New York Stock Exchange on the Exercise Date.

4.    Risks and Uncertainties

Investing in the Company’s Common Stock involves a high degree of risk. Before making an investment decision, Participants should read the information under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 15, 2023 (the “2022 Form 10-K”), as well as the Company’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that the Company have filed or will file with the SEC during 2023 (which may be viewed on the SEC's website at http://www.sec.gov or on the Company’s investor relations website at http://www.investors.canohealth.com/ir-home). These risks and uncertainties are not the only ones facing the Company. Additional risks and uncertainties that the Company is or may be unaware of, or that the Company currently deems immaterial, also may become important factors that affect the Company and its Common Stock. If any of such risks or the risks described in the Company’s SEC filings occur, the Company’s business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of the Company’s Common Stock could decline, and Participants may lose some or all of their investments in the Plan and/or the Company’s Common Stock.

Neither the U.S. Securities and Exchange Commission, nor any state securities commission has approved or disapproved of shares of Common Stock or participation in this Plan or passed upon the adequacy or accuracy of Form 11-K. Any representation to the contrary is a criminal offense.

Prior to making the investment decision to contribute to the Plan, the Company’s employees should consult with their own financial, tax and/or legal advisors to understand the risks of their contributions to the Plan and holding shares of the Company’s Common Stock and the U.S. federal, state, local, and non-U.S. income and other tax consequences of doing so.

Engaging in transactions with respect to the Company’s Common Stock is subject to the terms and conditions of the Company’s Security Trading Policy, as in effect from time to time, which may impose prohibitions on Participants’ ability to purchase, sell or otherwise transact in the Company’s Common Stock, such as during applicable blackout periods and restricted trading periods. Also, certain Participants may require advance written approval from the Company’s Compliance Officer to transact in Company Common Stock and their transactions may be required to be publicly disclosed. Such restrictions may limit a Participant’s ability to sell shares of Common Stock when they may desire to do so.

Exhibit Index
Exhibit Number	Description

10.1+	Cano Health, Inc. 2021 Employee Stock Purchase Plan (incorporated by reference to Annex K to the Company’s Proxy Statement/Prospectus filed on May 7, 2021).
10.3+	First Amendment to Cano Health, Inc. 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-1 filed on October 5, 2021).
10.3+
Second Amendment to Cano Health, Inc. 2021 Employee Stock Purchase Plan dated December 14, 2021 (incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K filed on March 14, 2022).

23.1*	Consent of Independent Registered Public Accounting Firm

*	Filed herewith.
+	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANO HEALTH, INC.
2021 Employee Stock Purchase Plan

Date		Signature	Title

4/17/2023	By:	/s/ Jennifer Hevia	Chief People Officer
		Jennifer Hevia	(Principal Executive Officer)